Exhibit 4.1

Ian Kelly

76 a. South Main St. Stockton, NJ 08559

ian.kelly@mac.com | 347-231-2295

CLIENT: Worlds.com - Thom Kidrin

NOTES:

EVENT:

DATE:

LOCATION:

INVOICE #: 11-May-11

PROPOSAL DATE:

DESCRIPTION: Service Retainer (4 Months)

Date	SERVICES RENDERED	PRICE QUANTITY	TOTAL

5-16-11 to 9-16-11	Marketing Materials Production	25,000	25,000
	Service Retainer
	Services may include but are not limited to:
	Corporate Video Production
	Video Asset Management
	Web Design
	Web Development
	Printed Marketing Material Production
	Creative Design
	Creative Direction
	Art Design

Payment to be made in shares of stock

*expenses not included

e.g. – travel, any third party expenses such as voice overs, programmers, designers, stock art, stock audio, media serving, web hosting, media reproduction, physical document reproduction, printing, etc…

Subtotal $25,000.00

CREDIT

SubTotal

Tax 8.1%

Subtotal

TOTAL $25,000.00

GRAND TOTAL $25,000.00